UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BECKMAN COULTER, Inc.

(Name of Subject Company)

DJANET ACQUISITION CORP.

a wholly owned subsidiary of

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone:  (212) 403-1000

________________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: 

Item 12. Exhibits
Exhibit	Description
99.1	Transcript of Investor Call Regarding Announcement of Merger Agreement between Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc.

Important Information.

The planned tender offer described herein has not yet commenced. The description contained herein is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Danaher Corporation (“Danaher”) (or a wholly owned subsidiary of Danaher) will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Beckman Coulter, Inc. (“Beckman”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Beckman’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

Forward-Looking Statements

Statements in this filing that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be "forward-looking" statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Danaher and Beckman Coulter operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; Danaher’s ability to successfully integrate Beckman Coulter’s operations and employees with Danaher’s existing business; the ability to realize anticipated growth, synergies and cost savings; and Beckman Coulter’s performance and maintenance of important business relationships.  Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including Danaher’s Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2010 as well as Beckman Coulter’s SEC filings, including Beckman Coulter’s Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. These forward-looking statements speak only as of the date of this filing and Danaher does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.